Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 23, 2016 relating to the consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries (“Progressive Waste”) and the effectiveness of Progressive Waste’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Progressive Waste Solutions Ltd. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 2, 2016